Vividion Therapeutics, Inc.

5820 Nancy Ridge Drive

San Diego, CA 92121

August 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alan Campbell

Chris Edwards

RE: Vividion Therapeutics, Inc.

Withdrawal of Registration Statement on Form S-1

File No. 333-257395

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Vividion Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-257395) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on June 25, 2021.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates because the Registrant has been acquired. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

We further hereby request, pursuant to Rule 418 promulgated under the Securities Act, that any supplemental materials transmitted to the Commission by the Registrant, be returned to the Registrant or destroyed promptly by the staff. If returned, the supplemental materials may be returned to Cooley LLP, attention Phillip S. McGill, the Registrant’s responsible representative, at 4401 Eastgate Mall, San Diego, California 92121.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, pursuant to Rule 457(p) of the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Phillip S. McGill of Cooley LLP at (858) 550-6193, or in his absence, Karen E. Deschaine at (858) 550-6088.

Sincerely,

Vividion Therapeutics, Inc.

By:	/s/ Jeffrey S. Hatfield
Name:	Jeffrey S. Hatfield, M.B.A.
Title:	Chief Executive Officer

cc:	Phillip S. McGill, Cooley LLP

Karen E. Deschaine, Cooley LLP